Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Rio Alto Mining Limited (“Rio Alto” or the “Company”)
400 Burrard Street
Suite 1950
Vancouver, British Columbia
V6C 3A6

Item 2 Date of Material Change

June 13, 2014

Item 3 News Release

A press release was disseminated on June 13, 2014 via Marketwired.

Item 4 Summary of Material Change

The Company and Sulliden Gold Corporation Ltd. (“Sulliden”) entered into an arrangement agreement (the “Agreement”) relating to the previously announced business combination of Rio Alto and Sulliden (the “Transaction”).

Item 5 Full Description of Material Change

The Company and Sulliden entered into the Agreement to effect the Transaction.

The material terms of the Transaction are as previously disclosed in the joint press release of Rio Alto and Sulliden dated May 21, 2014. The Transaction remains subject to court and regulatory approval, as well as the approval of Rio Alto and Sulliden shareholders. The Special Meeting of Sulliden shareholders and the Special Meeting of Rio Alto shareholders to approve the Transaction are both scheduled to take place on July 30, 2014 (the “Meetings”) and the record date for receiving notice of and the right to vote at the Meetings is June 26, 2014.

The Transaction combines the respective businesses of Rio Alto and Sulliden to create a new, leading mid-tier gold producer with operations focused in the world-class gold mining district of Peru. Shareholders of both Rio Alto and Sulliden will benefit from the synergies that result from the combination of Rio Alto’s currently producing, low cost La Arena gold oxide mine and adjoining sulphide copper-gold deposit with Sulliden’s low cost, scalable Shahuindo gold development project located in northern Peru approximately 30 kilometers away from La Arena. The combined company will have near-term production potential of approximately 300,000 ounces of gold per year and the opportunity to materially expand production in the near-term while maintaining attractive and sustainably low cash costs.

The Transaction

Pursuant to the Transaction, Rio Alto will acquire all of the issued and outstanding Sulliden common shares that it does not already own by the issue of 0.525 of a Rio Alto common share for each Sulliden common share (the "Exchange Ratio"). In addition, as part of the Transaction, Sulliden shareholders will receive 0.10 of a common share in a newly incorporated company ("SpinCo") for each Sulliden common share held. SpinCo will hold Sulliden’s 100% interest in the East Sullivan Property in Val-d’Or, Quebec and will be capitalized with approximately C$25 million which at Rio Alto’s option may be provided entirely in cash or C$15 million in cash and C$10 million in common shares of Rio Alto. Following completion of the Transaction, each outstanding warrant and stock option to purchase Sulliden common shares will be exercisable to purchase 0.525 of a Rio Alto common share and 0.10 of a SpinCo common share in lieu of each Sulliden share.

The Transaction will be carried out by way of court-approved plan of arrangement and will require the approval of at least 66⅔% of the votes cast in person or by proxy of the shareholders of Sulliden at the Special Meeting of Sulliden shareholders. The Transaction must also be approved by a simple majority of the votes cast at the Special Meeting of Sulliden Shareholders in person or by proxy, after excluding votes cast in respect of Sulliden shares over which certain officers/directors of Sulliden, exercise control or direction in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions). The Transaction is also subject to obtaining approval by a majority of votes cast by the shareholders of Rio Alto at the Special Meeting of Rio Alto shareholders . In addition to shareholder approvals, the Transaction is also subject to the receipt of all necessary regulatory, court and other approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature.

The Agreement includes customary deal protection provisions including, among other things, reciprocal non-solicitation covenants, subject to “fiduciary out” provisions that entitle a party to consider and accept a superior proposal and a right in favour of the other party to match any superior proposal. The Agreement provides for a reciprocal C$15 million termination fee payable and a cost reimbursement fee of C$2 million payable by one party to the other in certain circumstances if the Transaction is not completed.

Rio Alto currently owns 8.6% of Sulliden’s basic common shares outstanding and has agreed to vote those shares in favour of the Transaction. In addition, Rio Alto and Sulliden have each received from the other voting support agreements providing that the holders of 7.18% of Sulliden common shares and the holders of 3.9% of Rio Alto common shares will vote in favour of the Transaction.

Materials for the Meetings are expected to be mailed to the shareholders of Rio Alto and Sulliden in the first week of July. The closing of the Transaction is expected to occur as soon as reasonably practicable following the Meetings and the satisfaction of all other closing conditions.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Alexander Black
President, CEO & Director
51 1 625 9900
alexb@rioaltomining.com

Item 9 Date of Report

June 19, 2014

Cautionary statement regarding forward-looking information:

This material change report contains forward-looking statements and forward-looking information within the meaning of United States and Canadian securities laws, respectively. The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this material change report contains forward-looking statements and information concerning: the anticipated benefits of the Transaction to Rio Alto, Sulliden and their respective shareholders, the timing and anticipated receipt of required regulatory, court, and shareholder approvals for the Transaction; the ability of Rio Alto, Sulliden and SpinCo to satisfy the other conditions to, and to complete, the Transaction; the anticipated timing of the mailing of the information circular regarding the Transaction, the closing of the Transaction, the development of the Shahuindo gold mine, the future gold production of Rio Alto and Sulliden, future cash costs of production, the gold resources and reserves of Rio Alto and Sulliden and the development of the La Arena sulphide copper gold project.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the Transaction, Rio Alto and Sulliden have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

With respect to the forward looking statements of Sulliden and/or Rio Alto, the future gold production of Rio Alto and Sulliden, future cash costs of production, the gold resources and reserves of Rio Alto and Sulliden, the development of the Shahuindo gold mine and/or the La Arena sulphide copper-gold project are subject to various key assumptions described in their Annual Information Forms and Technical Reports referred to herein.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the arrangement agreement; the failure to obtain the necessary shareholder, Court, regulatory and other third party approvals required in order to proceed with the transaction; the synergies expected from the Transaction not being realized; business integration risks; operational risks in development, exploration and production for precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations and risks inherent to operating in developing countries. In addition, the failure of a party to comply with the terms of the Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Rio Alto and Sulliden are included in reports on file with applicable securities regulatory authorities, including but not limited to, Rio Alto’s Annual Information Form for the fiscal year ended December 31, 2013 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com and Sulliden’s Annual Information Form for the fiscal year ended April 30, 2013 which may be accessed on Sulliden’s SEDAR profile at www.sedar.com.

Management has included the above summary of assumptions and risks related to forward looking information provided in this material change report in order to provide shareholders with a more complete perspective on the proposed transaction and such information may not be appropriate for other purposes.

Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from.

The forward-looking statements and information contained in this material change report are made as of the date hereof and neither Rio Alto nor Sulliden undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.